EXHIBIT 4.3  Standard Subscription Agreement for Common Shares

                              Investment Letter

Aztek, Inc.
Suite #5 - 246 Lawrence Avenue
Kelowna, B.C.
V1Y 6L3

Dear Sirs:

In connection with the acquisition by the undersigned of ____________________ (_________) shares of Common Stock (the "Bonus Shares") of Aztek, Inc. a Nevada corporation ("Aztek" or the "Company"), at a price of US$0.05 per share, from the Company, the undersigned hereby covenants, represents and warrants to you that:

1. The undersigned is acquiring the Shares in good faith for the purpose of an investment in the Company and not for the purpose of distributing or publicly selling the Shares to others, reselling, assigning, pledging or hypothecating the Shares; or dividing his participation with others in the Shares or any portion thereof except as described herein.

2. As of the date of this letter, the undersigned is not aware of any particular occasion, event or circumstance upon the occurrence or happening of which he or she intends to sell the Shares except as described herein.

3. The Shares are being acquired by the undersigned for his or her own account and there is a present arrangement or agreement for the possible transfer of the Shares to other persons employed by the Company.

4. The Shares covered by the above covenants, warranties and representations shall also include any securities into which the above Shares may become converted, subdivided, or split up, in connection with a merger, re-classification, recapitalization or reorganization of the Company.

5. The undersigned further acknowledges that he is familiar with the operations of the Company; that he has received information of the Company, that he is capable of evaluating the merits and risks of the prospective investment; and that he has had the opportunity to ask questions and receive answers concerning the terms and conditions of the issuance of the Shares.

6. The undersigned understands that he or she will issue a cheque for the full amount of the purchase price of the Shares of Common Stock purchased, payable to the order of "Aztek, Inc." This investment letter must be executed and delivered to Aztek, Inc., Suite #5 - 246 Lawrence Avenue, Kelowna, B.C. V1Y 6L3.

7. The undersigned understands and agrees that the Shares so purchased shall be held in trust by Aztek, Inc. and released to the undersigned in 24 equal monthly installments.

8. The undersigned acknowledges and agrees that in the event that he or she ceases to be a director, officer or employee of the Company, or is released by the Board of Directors for any reason, the balance remaining of the Shares not so released to the undersigned shall be transferred to a new holder. The undersigned hereby authorizes the Board of Directors of the Company to transfer or assign the balance so remaining to a new director officer or employee of the Company. As a condition of receiving the Shares, the new beneficial holder of the Shares shall cause to be paid to the undersigned US$0.05 for each share so transferred or assigned together with 6% interest.

9. The undersigned agrees to indemnify the Company against, and hold it harmless from, all losses, liabilities, costs and expenses (including reasonable attorney's fees) which arise as a result of a sale, exchange or other transfer of the Shares other than as permitted hereunder.


Yours truly,

By: ____________________________________

________________________________________
Address

Date____________________________________

Telephone No.____________________________


Accepted this ______ day of ________________________, 1998.

AZTEK, INC.

Per:____________________________________


     See also Articles six, seven and nine of the Company's Amended And Restated Articles Of Incorporation set forth in this Form S-4 as Exhibit 3(i).2 and Article 2 of the Company's By-laws set forth in this Form S-4 as
Exhibit 3(ii).